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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Rainbow Rentals, Inc. (Name of Issuer)
Common Stock, No Par Value (Title of Class of Securities)
750857104 (CUSIP Number)
Gilbert L. Danielson Executive Vice President, Chief Financial Officer Aaron Rents, Inc. 309 E. Paces Ferry Road Atlanta, Georgia 30305-2377 (404) 231-0011	with a copy to W. Benjamin Barkley, Esq. Kilpatrick Stockton LLP 1100 Peachtree Street Atlanta, Georgia 30309 (404) 815-6500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 30, 2002 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP NO. 750857104	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AARON RENTS, INC. 58-0687630

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)	☐
	N/A			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF GEORGIA, UNITED STATES OF AMERICA

NUMBER OF SHARES		7	SOLE VOTING POWER 300,000 Shares of Common Stock
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER N/A
PERSON WITH
		9	SOLE DISPOSITIVE POWER 300,000 Shares of Common Stock

		10	SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.06% of the outstanding Common Stock

14	TYPE OF REPORTING PERSON CO

ITEM 1. SECURITY AND ISSUER

        This statement (the "Statement") relates to the shares of Common Stock, No Par Value, (the "Common Stock") of Rainbow Rentals, Inc. (the "Issuer"), with principal executive offices located at 3711 Starr Centre Drive, Canfield, Ohio 44406.

ITEM 2. IDENTITY AND BACKGROUND

        This Statement is filed by Aaron Rents, Inc. (the "Reporting Person"), a corporation organized in the State of Georgia, United States of America, with its principal office located at 309 E. Paces Ferry Road, Atlanta, Georgia 30305. The principal business of the Reporting Person is the combined businesses of the rental, lease ownership and specialty retailing of residential and office furniture, consumer electronics, household appliances and accessories. The Reporting Person is controlled by R. Charles Loudermilk, Sr. (the "Controlling Person"), who controls the Reporting Person through his beneficial ownership of a majority of the Reporting Person's outstanding voting stock. The Controlling Person is also the Chairman of the Board and Chief Executive Officer of the Reporting Person.

        The name, residence or business address, present principal occupation or employment, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each director and executive officer of the Reporting Person, and of the Controlling Person, are set forth in Appendix A hereto, which is incorporated herein by reference.

        None of the Reporting Person, its directors or executive officers or the Controlling Person has in the past five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceedings of any judicial or administrative bodies of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        All purchases of the Common Stock of the Issuer by the Reporting Person to date have been made with working capital. None of the funds used to purchase the Common Stock have been borrowed for the purpose of acquiring, holding, trading or voting the Common Stock of the Issuer.

ITEM 4. PURPOSE OF THE TRANSACTION

        The primary purpose of the Reporting Person's acquisition of the Common Stock is for investment. The Reporting Person believes that at this time, the Common Stock represents an attractive investment opportunity. The Reporting Person may make additional purchases of the Common Stock in the future either in the open market or in private transactions depending on the Reporting Person's evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Person, prospects for the Reporting Person's own business, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Person may decide to sell all or part of its investment in the Common Stock, although it has no current intention to do so.

        The Reporting Person also desired to establish an equity position in the Issuer significant enough to encourage the Issuer to consider the Reporting Person as a potential acquiror or strategic partner in the event the Issuer determines in the future to engage in an acquisition transaction or similar strategic transaction. At this time however, there are no plans or proposals for, and the Reporting Person has no intention of, acquiring the Issuer or control of the Issuer or otherwise influencing the management or policies of the Issuer, although the Reporting Person has in the past informally discussed with the Issuer the possibility of acquiring the Issuer, none of which discussions resulted in any plans or

Page 3 of 6 Pages

proposals. Although it has no current intention to do so, at some time in the future the Reporting Person may decide that it is desirable to seek to acquire the Issuer or seek to control or otherwise influence the management and policies of the Issuer. Any such decisions may depend on, among other considerations, the factors enumerated in the preceding paragraph.

        Except as set forth in this Item 4, neither the Reporting Person, nor to the best of the Reporting Person's knowledge, its directors, executive officers or the Controlling Person, has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a)  The Reporting Person beneficially owns 300,000 shares of Common Stock. Based upon information contained in the Issuer's most recent public filing containing such information filed with the Securities and Exchange Commission, the Reporting Person's Common Stock holdings represent approximately 5.06% of the outstanding Common Stock of the Issuer.

        Leo Benatar, a director of the Reporting Person, owns 3,500 shares of Common Stock. Based upon information contained in the Issuer's most recent public filing containing such information filed with the Securities and Exchange Commission, Mr. Benatar's Common Stock holdings represents approximately .06% of the outstanding Common Stock of the Issuer.

        To the best of the Reporting Person's knowledge, no shares of Common Stock are owned by any other director or executive officer of the Reporting Person or by the Controlling Person.

        (b)  The Reporting Person has the sole power to vote and dispose of the 300,000 shares of Common Stock that it beneficially owns. The Reporting Person's voting and disposition power over these shares is not shared with any person.

        Mr. Benatar has the sole power to vote and dispose of the 3,500 shares of Common Stock that he beneficially owns. Mr. Benatar's voting and disposition power over these shares is not shared with any person.

        (c)  All transactions in the Common Stock by the Reporting Person that were effected during the past 60 days are set forth in the table below. All transactions set forth below were effected on the Nasdaq National Market.

Transaction Date	Number of Shares	Price Per Share
August 19, 2002	150,000	$4.75
September 30, 2002	150,000	$4.45

        All transactions in the Common Stock by Mr. Benatar that were effected during the past 60 days are set forth in the table below. All transactions set forth below were effected on the Nasdaq National Market.

Transaction Date	Number of Shares	Price Per Share
August 21, 2002	1,500	$5.37
August 28, 2002	1,000	$5.21
September 20, 2002	100	$5.00
September 23, 2002	900	$5.00

        To the best of the Reporting Person's knowledge, none of its other directors or executive officers or the Controlling Person have effected any transactions in the Common Stock in the past 60 days.

Page 4 of 6 Pages

        (d)  None.

        (e)  Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Except as described in this Statement, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of its executive officers, directors or the Controlling Person, has any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or between such persons and any other person with respect to any securities of the Issuer, including finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

        Nothing in this Statement shall be construed as an admission that the Reporting Person and Mr. Benatar are the beneficial owners of each other's shares of Common Stock or that such persons comprise a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, and such beneficial ownership and the existence of a "group" is hereby disclaimed.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None.

Page 5 of 6 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 10, 2002
AARON RENTS, INC.
By:	/s/ GILBERT L. DANIELSON
Name:	Gilbert L. Danielson
Title:	Executive Vice President, Chief Financial Officer

Page 6 of 6 Pages

APPENDIX A

        The name, residence or business address, present principal occupation or employment and principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of the Reporting Person, and of the Controlling Person, is set forth below. The principal business of the Reporting Person is the combined businesses of the rental, lease ownership and specialty retailing of residential and office furniture, consumer electronics, household appliances and accessories. Except as otherwise indicated, the addresses set forth under "Residence or Business Address" are also the addresses of any corporation or other organization in which such person's employment, if any, is conducted. Each such person is a citizen of the United States of America.

Name	Residence or Business Address	Present Principal Occupation or Employment
R. Charles Loudermilk, Sr.	309 E. Paces Ferry Rd. N.E. Atlanta, Georgia 30305	Mr. Loudermilk, Sr. is the Chairman of the Board and Chief Executive Officer of the Reporting Person. Mr. Loudermilk, Sr. is the Controlling Person.
Robert C. Loudermilk, Jr.	309 E. Paces Ferry Rd. N.E. Atlanta, Georgia 30305	Mr. Loudermilk, Jr. is the President, Chief Operating Officer and a director of the Reporting Person.
Gilbert L. Danielson	309 E. Paces Ferry Rd. N.E. Atlanta, Georgia 30305	Mr. Danielson is the Executive Vice President, Chief Financial Officer and a director of the Reporting Person.
William K. Butler, Jr.	309 E. Paces Ferry Rd. N.E. Atlanta, Georgia 30305	Mr. Butler is President of the Aaron's Sales & Lease Ownership Division of the Reporting Person and a director of the Reporting Person.
James L. Cates	309 E. Paces Ferry Rd. N.E. Atlanta, Georgia 30305	Mr. Cates is Senior Group Vice President and Corporate Secretary of the Reporting Person.
Eduardo Quinones	309 E. Paces Ferry Rd. N.E. Atlanta, Georgia 30305	Mr. Quinones is President of the Rent-to-Rent Division of the Reporting Person.
David M. Rhodus	309 E. Paces Ferry Rd. N.E. Atlanta, Georgia 30305	Mr. Rhodus is Vice President, General Counsel of the Reporting Person.
B. Lee Landers	1015 Cobb Place Blvd. Kennesaw, Georgia 30144	Mr. Landers is Vice President, Chief Information Officer of the Reporting Person. The principal address of the Reporting Person is 309 E. Paces Ferry Rd. N.E., Atlanta, Georgia 30305.
Robert P. Sinclair, Jr.	1015 Cobb Place Blvd. Kennesaw, Georgia 30144	Mr. Sinclair is Vice President, Corporate Controller of the Reporting Person. The principal address of the Reporting Person is 309 E. Paces Ferry Rd. N.E., Atlanta, Georgia 30305.
Mitchell S. Paull	309 E. Paces Ferry Rd. N.E. Atlanta, Georgia 30305	Mr. Paull is Senior Vice President of the Reporting Person.
Ronald W. Allen	3424 Peachtree St. N.E. Suite 1745 Atlanta, Georgia 30326	Mr. Allen is a director of the Reporting Person and is retired.
Leo Benatar	121 Burdette Rd. Atlanta, Georgia 30327
Mr. Benatar is an associated consultant with A.T. Kearney, Inc., a management consultant and executive search company, and a director of the Reporting Person. The principal address of A.T. Kearney, Inc. is 3455 Peachtree St. N.E., Suite 1600, Atlanta, Georgia 30326.
Earl Dolive	2999 Circle 75 Parkway Atlanta, Georgia 30339	Mr. Dolive is a director of the Reporting Person and is retired.

A-1

Ingrid Saunders Jones	P.O. Box 1734 Atlanta, Georgia 30301
Ms. Jones is the Senior Vice President of Corporate External Affairs of The Coca-Cola Company, a global, publicly-traded manufacturer, distributor and marketer of nonalcoholic beverages, and Chairperson of The Coca-Cola Foundation. Ms. Jones is a director of the Reporting Person.
M. Collier Ross	1958 Chartridge Court Dunwoody, Georgia 30338	Gen. Ross is a self-employed management consultant and a director of the Reporting Person.

A-2

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APPENDIX A